WWA GROUP, INC.

2465 W. 12th St., SUITE 2
TEMPE, ARIZONA 85281

May 12, 2008

Mr. Scott Anderegg

Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549

Via Fax: (202) 772-9204

RE:     WWA Group, Inc.

     Rule 461 Request for Acceleration

     Commission File No. 333-148327

     Registration Statement on Form S-1

Dear Mr. Anderegg:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, we do hereby request acceleration of the effective date of our pending registration statement so that it may become effective on May 14, 2008 at 3:00 p.m. Eastern Standard Time or as soon thereafter as is reasonably practicable.

In conjunction with our acceleration request we also acknowledge the following:

▪	Should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve us from our full responsibility for the adequacy and accuracy of the disclosures in the filing; and

▪	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct copies of all responses and comments to the following address and fax number:

     WWA Group, Inc.

Attn: Eric Montandon

     2465 West 12th Street, Suite 2

Tempe, Arizona, 85281

     Telephone: (480) 505-0070

     Facsimile: (480) 505-0071

Yours faithfully,

/s/ Eric Montandon

Eric Montandon

Chief Executive Officer

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